NOTICE TO READERS

This notice accompanies and should be read in conjunction with Eldorado Gold Corporation’s press release dated February 21, 2019 and filed via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02876571. The press release has been refiled to correct the date of the release from February 21, 2019 to February 22, 2019.

NEWS RELEASE
TSX: ELD NYSE: EGO	February 22, 2019

Corrected - Eldorado Gold Reports 2018 Year-End and Fourth Quarter
Financial and Operational Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports that the Company will refile on SEDAR at www.sedar.com under the Company’s profile its Audited Consolidated Financial Statements for the years ending December 31, 2018 and 2017 and corresponding Management’s Discussion and Analysis to correct certain typographical errors outlined at the end of this release.

In addition, the Company is reissuing its updated press release entitled “Eldorado Gold Reports 2018 Year-End and Fourth Quarter Financial and Operational Results” as follows in order to correct the typographical errors included in the prior version as described at the end of this release.

Year End Financial and Operating Results Overview (1)

•	2018 Production was ahead of plan: Annual gold production of 349,147 ounces of gold (2017: 292,971 ounces) including 35,350 ounces of pre-commercial production from Lamaque.

◦	Exceeded original 2018 guidance of 290,000 – 330,000 ounces of gold.

•	2019 guidance increased ~27% year on year: 2019 guidance is 390,000 – 420,000 ounces of gold (per January 30, 2019 press release).

•
Progress at Lamaque: A total of 35,350 pre-commercial ounces were produced during the year, including the first gold pour from ore processed in the Sigma Mill in December 2018. $189.9 million in capital, including capitalized exploration was spent at Lamaque in 2018, offset by $39.7 million in pre-commercial revenues. The Company expects to be in commercial operation at Lamaque in Q1 2019.

•
Revenue growth: Total revenue from continuing operations during the year was $459.0 million (2017: $391.4 million). Gold revenue from continuing operations was $386.0 million (2017: $333.3 million) on sales of 304,256 ounces of gold at an average realized gold price of $1,269 per ounce (2017: 264,080 ounces at $1,262 per ounce).

•	Increased cash flow provided by continuing operations: Net cash provided by operating activities of continuing operations was $66.3 million in 2018 (2017: $30.8 million).

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•	Cash operating costs consistent with guidance: Cash operating costs were $625 per ounce sold for 2018 (2017: $509 per ounce) and were in-line with expectations of $600-650 per ounce for 2018.

•
Continued solid financial liquidity: The Company closed the year with total liquidity of approximately $543 million, including $293 million in cash, cash equivalents and term deposits, and $250 million in an undrawn line of credit.

•
Net loss attributable to shareholders: 2018 Net loss attributable to shareholders of the Company from continuing operations was $361.9 million or $2.28 per share, mainly attributable to impairment adjustments of $447.8 for Olympias and Kisladag. Net loss attributable to shareholders of the Company from continuing operations in 2017 was $7.1 million or $0.07 per share. Adjusted net loss attributable to shareholders of the Company in 2018 was $28.6 million, or $0.17 per share (2017: Adjusted net earnings attributed to shareholders of the Company of $15.2 million, or $0.10 per share).

•
Startup of Olympias: Olympias declared commercial production on December 31, 2017. In 2018, a total of 322,659 tonnes of ore were processed with an average grade of 7.75 g/t Au, resulting in 46,750 payable ounces of gold produced, at operating cash costs of $764 per ounce sold.

•
Kisladag Heap Leach: After the decision to suspend placement of ore on the pad in Q2 2018, recoveries continued to improve, resulting in production of 172,009 ounces for the year. In Q3 2018, as a result of the completion of the feasibility study and the Board approval to advance the Kisladag mill project, a review of the useful lives of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax) recognized during the third quarter. In January 2019, the Company announced the decision to suspend the mill project and resume mining by the end of Q1 2019.

•	Free cash flow from resumption of mining and heap leaching at Kisladag: Will provide the opportunity to consider initial debt retirement starting later in 2019.

Fourth Quarter 2018 Highlights

•	First gold poured at Lamaque: A total of 16,046 ounces of gold were produced during the quarter, including the first gold pour from ore processed in the Sigma Mill in December.

•
Steady cash operating costs: Q4 cash operating costs of $626 per ounce and all-in sustaining costs of $1,200 per ounce including $21 per ounce in non-cash operating costs from inventory change, were in line with Q4 2017 ($577 per ounce and $1,104 per ounce, respectively, for 2017).

•	Updated Reserves and Resources: As of September 30, 2018, total Proven and Probable Reserves of 389 million tonnes at 1.35 grams per tonne gold containing 16.9 million ounces were reported.

◦	Added new reserves of 60,000 ounces of gold at Lamaque

◦	Replaced depletion of 80,000 ounces of gold at Efemcukuru

◦	Added 572,000 ounces of gold to the Lamaque Inferred Resources which now total 1.8 million ounces of gold.

◦	Maiden Inferred Resource at Bolcana in Romania of 381 million tonnes at 0.53 grams per tonne gold and 0.18% copper containing 6.5 million ounces of gold and 686,000 tonnes of copper.

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◦	Share consolidation: In December 2018, the Company completed a 5:1 consolidation of its common shares.

Eldorado’s President and CEO, George Burns, stated: “As a result of the team’s hard work in 2018, we are well positioned to grow annual gold production to over 500,000 ounces in 2020.  We expect this will allow us to generate significant free cash flow and provide us with the opportunity to consider debt retirement later this year.

“The restart of mining and heap leaching at Kisladag is a key part of our path forward.  With improved heap leach recoveries, we expect our revised plan will provide increased free cash flow over the next three years.

“Eldorado’s growth is also supported by the strong momentum at Lamaque.  Less than two years after we acquired the asset, we are set to begin commercial gold production later this quarter.  We expect total output at Lamaque, including pre-commercial production, in excess of 100,000 ounces in 2019. We continue to focus on expansion possibilities through resource conversion, exploration drilling and increasing mill feed at this core asset.

“Looking ahead, I am confident about our future.  Eldorado is a focused gold producer with strong assets and a team that is committed to driving long-term shareholder value.”

Consolidated Financial and Operational Highlights

Summarized Annual Financial Results
(Continuing operations, except where noted)

	2018	2017
Revenue	$459.0	$391.4
Gold revenue	$386.0	$333.3
Gold produced	349,147	292,971
Gold sold (oz) [6]	304,256	264,080
Average realized gold price ($/oz)	$1,269	$1,262
Cash operating costs ($/oz) [5]	625	509
Total cash costs ($/oz) [5]	650	534
All-in sustaining cost ($/oz) [5]	994	922
Net earnings from gold mining operations	83.5	121.2
Net loss [1,2]	(361.9)	(9.9)
Net loss per share – basic ($/share) [1,2]	(2.28)	(0.07)
Adjusted net earnings (loss) [1,2,7]	(28.6)	15.2
Adjusted net earnings (loss) per share ($/share) [1,2]	(0.17)	0.10
Cash flow from operating activities [3]	61.3	66.5
Dividends paid	—	(10.6)
Cash, cash equivalents and term deposits	293.0	485.0
Total assets	4,628.9	5,090.3
Total long-term financial liabilities [4]	$710.2	$703.7

(1)	Includes discontinued operations - China in 2017.

(2)	Attributable to shareholders of the Company.

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(3)	Before changes in non-cash working capital.

(4)	Includes all long-term liabilities except deferred income tax liabilities.

(5)	By-product revenues are off-set against costs.

(6)	Excludes pre-commercial sales from Lamaque and Olympias.

(7)	See reconciliation of net earnings to adjusted net earnings.

Summarized Quarterly Financial Results

(Continuing operations, except where noted)

2018	Q1	Q2	Q3	Q4	2018
Revenue	$131.9	$153.2	$81.1	$92.8	$459.0
Gold revenue	$115.4	$121.3	$76.0	$73.3	$386.0
Gold produced (oz)	86,634	99,105	84,783	75,887	349,147
Gold sold (oz) [5]	86,587	94,224	64,589	58,856	304,256
Average realized gold price ($/oz)	$1,333	$1,287	$1,177	$1,245	$1,269
Cash operating cost ($/oz) [4]	571	587	754	626	625
Total cash cost ($/oz) [4]	598	610	762	666	650
All-in sustaining cost ($/oz) [4]	878	934	1,112	1,200	994
Net earnings from gold mining operations	34.7	30.1	4.7	14.0	83.5
Net earnings (loss) [1,2]	8.7	(24.4)	(128.0)	(218.2)	(361.9)
Net earnings (loss) per share – basic ($/share) [1,2]	0.06	(0.15)	(0.81)	(1.38)	(2.28)
Adjusted net earnings (loss) [1,2,6]	14.0	(1.8)	(21.9)	(18.9)	(28.6)
Adjusted net earnings (loss) per share ($/share) [1,2]	0.09	(0.01)	(0.14)	(0.11)	(0.17)
Cash flow from operating activities [3]	37.9	23.5	23.2	(23.3)	61.3
Cash, cash equivalents and term deposits	$459.7	$429.8	$385.0	$293.0	$293.0

2017	Q1	Q2	Q3	Q4	2017
Revenue	$111.9	$82.7	$95.4	$101.4	$391.4
Gold revenue	$90.5	$72.2	$84.4	$86.2	$333.3
Gold produced (oz)	75,172	63,692	70,053	83,887	292,971
Gold sold (oz) [5]	74,068	57,206	65,439	67,367	264,080
Average realized gold price ($/oz)	$1,222	$1,262	$1,290	$1,280	$1,262
Cash operating cost ($/oz) [4]	466	484	508	577	509
Total cash cost ($/oz) [4]	483	502	547	602	534
All-in sustaining cost ($/oz) [4]	791	846	925	1,104	922
Net earnings from gold mining operations	37.0	28.1	30.1	26.0	121.2
Net earnings (loss) [1,2]	3.8	11.2	(4.2)	(20.7)	(9.9)
Net earnings (loss) per share – basic ($/share) [1,2]	0.03	0.08	(0.03)	(0.15)	(0.07)
Adjusted net earnings (loss) [1,2]	8.0	6.3	1.3	(0.4)	15.2
Adjusted net earnings (loss) per share ($/share) [1,2]	0.06	0.04	0.01	(0.02)	0.10
Cash flow from operating activities [3]	28.2	16.9	16.3	5.1	66.5
Cash, cash equivalents and term deposits	$873.9	$752.1	$546.1	$485.0	$485.0

(1)	Includes discontinued operations - China in 2017.

(2)	Attributable to shareholders of the Company.

(3)	Before changes in non-cash working capital.

(4)	By-product revenues are off-set against costs.

(5)	Excludes pre-commercial sales from Lamaque and Olympias.

(6)	See reconciliation of net earnings to adjusted net earnings.

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REVIEW OF FINANCIAL PERFORMANCE

Total revenue of $459.0 million, represented a 17% increase over 2017 revenue of $391.4 million due to increased gold production. The realized gold price in 2018 was $1,269 per ounce, marginally higher than the realized gold price of $1,262 per ounce in 2017.

Operating cash costs per ounce sold in 2018 averaged $625, an increase from $509 in 2017, mainly reflecting the impact of the first year of operations at Olympias in 2018 where operating cash costs per ounce sold were $764 for the year. Operating cash costs in 2018 were also impacted by a higher non-cash inventory change at Kisladag during the year. Operating cash costs per ounce sold at Kisladag were $662 in 2018, compared to $500 in 2017, the increase due primarily to the non-cash inventory change impact of $309 per ounce sold as a result of lower inventory on the pad in 2018.

Exploration and evaluation expenditures decreased from $38.3 million in 2017 to $33.8 million in 2018. The decrease for both the year and fourth quarter reflected the exploration focus on brownfields resource expansion at the Company's mining operations and development projects during 2018. General and administrative expenses of $46.8 million in 2018 decreased 14% from $54.6 million in 2017.

Deferred tax recovery was $86.5 million for 2018 due to the impairment adjustments recorded for Kisladag and Olympias, together with a 1% decrease in the Greece corporate income tax rate. The corporate income tax rate in Greece was 29% in 2018 and will gradually decrease 1% each year to 25% by 2022.

Net Loss to Shareholders
In 2018 the net loss to shareholders from continuing operations was $361.9 million, ($2.28 per share) compared to net loss from continuing operations of $7.1 million and a net loss from discontinuing operations of $2.8 million in 2017, reflective of the impairment charge of $330.2 million ($247.7 million net of deferred tax) at Olympias in Q4 2018, and the impairment charge related to Kisladag leach pad assets of $117.6 million ($94.1 million net of tax) in Q3 2018.

In Q4 2018, the Company recorded an impairment adjustment for Olympias of $330.2 million ($247.7 million net of deferred tax). The Company believes this is reflective of the continued jurisdictional risk with obtaining permits in Greece, and the recent softening of the global concentrate market. As a result, the net loss attributable to shareholders during the quarter was $218.2 million ($1.38 per share) as compared to a net loss attributable to shareholders for the quarter ended December 31, 2017 of $20.7 million ($0.15 per share)

In 2018, the adjusted net loss from continuing operations was $28.6 million, compared to adjusted net earnings of $15.2 million in 2017, a reflection of higher production and gold price in Q4 2017.

The adjusted net loss from continuing operations in Q4 2018 was $18.9 million as compared to Q4 2017 adjusted net loss of $0.4 million. Adjusted net earnings for Q4 2018 were slightly lower year over year due to reduced sales volumes, and marginally lower gold prices, together with increased production costs due to first year of Olympias production.

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Operations Update and Outlook
Gold Operations

Gold Operations	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017	2019 Outlook
Total
Ounces produced [1]	75,887	83,887	349,147	292,971	390,000 – 420,000
Cash operating costs ($/oz)	$626	$577	$625	$509	$550 – 600
All in sustaining costs ($/oz)[3]	1,200	1,104	994	922	900 – 1,000
Sustaining capex	$17.2	$24.5	$54.4	$56.8	$80 – 105
Kisladag
Ounces produced	28,196	44,357	172,009	171,358	145,000 – 165,000
Cash operating costs ($/oz)	$547	$604	$662	$500	$570 – 620
All in sustaining costs ($/oz)[3]	770	n/a	812	n/a	n/a
Sustaining capex	$4.2	$11.4	$17.8	$27.9	$10 – 15
Efemcukuru
Ounces produced	23,544	25,295	95,038	96,080	90,000 – 100,000
Cash operating costs ($/oz)	$535	$525	$511	$524	$550 – 600
All in sustaining costs ($/oz)[3]	1,041	n/a	834	n/a	n/a
Sustaining capex	$9.1	$13.1	$24.4	$28.9	$15 – 20
Olympias
Ounces produced[1]	8,101	7,174	46,750	18,472	50,000 – 55,000
Cash operating costs ($/oz)	$1,237	n/a	$764	n/a	$550 – 650
All in sustaining costs ($/oz)[3]	2,038	n/a	1,297	n/a	n/a
Sustaining capex	$3.9	n/a	12.2	n/a	$20 – 25
Lamaque
Ounces produced [2]	16,046	7,061	35,350	7,061	100,000 – 110,000
Cash operating costs ($/oz)	n/a	n/a	n/a	n/a	$550 – 600
All in sustaining costs ($/oz)[3]	n/a	n/a	n/a	n/a	n/a
Sustaining capex	n/a	n/a	n/a	n/a	$35 – 45

(1)	Includes pre-commercial production in 2017 and 2018

(2)	Includes pre-commercial production at Lamaque.

(3)	The Company commenced reporting AISC by site in 2018.

Gold production in 2018 was 349,147 ounces up 19% year on year (2017: 292,971 ounces) due to increased production at Kisladag, commercial production at Olympias and pre-commercial production at Lamaque. Production at Efemcukuru remained in-line with 2017. Gold production in Q4 2018 was 75,887 ounces, down 10% quarter on quarter (Q4 2017: 83,887) due to lower production at Kisladag partially offset by increased production at Lamaque.
For further information on the Company’s operating results for the year-end and fourth quarter of 2018, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

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Conference Call
A conference call to discuss the details of the Company’s Fourth Quarter and Year End 2018 Results and Technical Reports will be held by senior management on Friday, February 22, 2019 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20190222.html

Conference Call Details		Replay (available)
Date:	February 22, 2019	Toronto:	1+ 604.638.9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1.800.319.6413
Dial in:	1+ 604.638.5340	Pass code:	2800
Toll free:	1.800.319.4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kisladag, favourable economics for our heap leaching plan and the ability to extend heap leach mine life at Kisladag through further metallurgical tests on deeper material, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow and debt retirement, expected metallurgical recoveries, gold price and global concentrate outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

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We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used

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in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

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Corrections:

–	Consolidated Financial Statements:

◦	The Date of Approval date on Consolidated Statements of Financial Position, change to February 21, 2019, was February 21, 2018

–	Management’s Discussion and Analysis:

◦	On page 9 on the table Summarized Quarterly Financial Results, 2018 the following changes:

▪	Adjusted net earnings (loss) per share for Q4: change to (0.11), was (0.05)

▪	Adjusted net earnings (loss) per share for 2018: change to (0.17), was (0.18)

◦	On page 9 on the table Summarized Quarterly Financial Results, 2017 the following changes:

▪	Adjusted net earnings (loss) per share for Q4: change to (0.02), was (0.05)

◦	On page 10 in the bullet Net loss attributable to shareholders the following changes:

▪	Insertion of “net of deferred taxes” after “…$328.4 million for Olympias and Kisladag.”

◦	On page 14, under Net Earnings from Gold Mining Operations in the second paragraph:

▪	Q4 2018 net earnings from gold mining operations: change to $14.0 million, was $11.8 million

▪	Q4 2017 net earnings from gold mining operations: change to $26.0 million, was $27.2 million

▪	The percentage decrease: change to 46%, was 56%

◦	On page 28, Under the table: Reconciliation of Net Earnings/(loss) attributable to shareholders of the Company to Adjusted Net Earnings/(loss) attributable to Shareholders of the Company:

▪	Q4 2017 Net Earnings/(loss): change to ($20.7), was ($20.8)

▪	Q4 2018 Unrealized gain (loss) on foreign exchange translation of deferred tax balances: change to (7.9), was (0.5)

▪	Q4 2017 Unrealized gain (loss) on foreign exchange translation of deferred tax balances: change to 12.2, was 7.2

▪	Q4 2018 Impairment of property, plant and equipment, net of tax: change to 234.4, was 236.3

▪	Q4 2018 Other non-recurring items: change to (2.3), was nil

▪	Q4 2017 Other non-recurring items: change to 4.7, was 2.3

▪	Q4 2018 Total adjusted net earnings/(loss): change to ($18.9), was ($7.2)

▪	Q4 2017 Total adjusted net earnings/(loss): change to ($0.4), was ($7.9)

▪	Q4 2018 Adjusted net earnings/(loss) per share ($/share): change to (0.11), was (0.05)

▪	Q4 2017 Adjusted net earnings/(loss) per share ($/share): change to (0.02), was (0.05)

◦	On page 28, Under the table: Reconciliation of Net Earnings (loss) from Mine Operations to Net Earnings (loss) from Gold Mining Operations:

▪	Q4 2017 Net earnings (loss) from Vila Nova mine, change to (0.2) was (0.4)

▪	Q4 2018 Other, change to (2.9), was (0.7)

▪	Q4 2017 Other, change to 0.2, was (0.8)

▪	2017 Other, change to (1.0), was (1.5)

▪	Q4 2018 Net Earnings (loss) from gold mining operations, change to $14.0, was $11.8

▪	Q4 2017 Net Earnings (loss) from gold mining operations, change to $26.0, was $27.2

▪	2017 Net Earnings (loss) from gold mining operations, change to $121.2, was $121.7

◦	On Page 30, Table Quarterly Results

▪	Q4 2018 Impairment charge on property, plant and equipment, net of tax: change to 234.4, was 236.3

–	Press Release:

◦	On page 1 under the bullet “Net loss attributable to shareholders”….

▪	In the third sentence: Adjusted net loss attributable to shareholders of the Company in 2018 was…, change to $28.6, was $26.3

◦	On page 4 on the table Summarized Quarterly Financial Results, 2018 the following changes:

▪	Adjusted net earnings (loss) per share for Q4: change to (0.11), was (0.05)

▪	Adjusted net earnings (loss) per share for 2018: change to (0.17), was (0.18)

◦	On page 4 on the table Summarized Quarterly Financial Results, 2017 the following changes:

▪	Adjusted net earnings (loss) per share for Q4: change to (0.02), was (0.05)

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Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	7	$286,312	$479,501
Term deposits		6,646	5,508
Restricted cash	8	296	310
Marketable securities		2,572	5,010
Accounts receivable and other	9	80,987	78,344
Inventories	10	137,885	168,844
		514,698	737,517
Restricted cash	8	13,449	12,617
Other assets	11	10,592	10,285
Defined benefit pension plan	18	9,120	9,919
Property, plant and equipment	13	3,988,476	4,227,397
Goodwill	14	92,591	92,591
		$4,628,926	$5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$140,878	$110,541
Current portion of asset retirement obligations	17	824	3,489
		141,702	114,030
Debt	16	595,977	593,783
Lease liability		6,538	110
Defined benefit pension plan	18	14,375	13,599
Asset retirement obligations	17	93,319	96,195
Deferred income tax liabilities	19	429,929	549,127
		1,281,840	1,366,844
Equity
Share capital	20	3,007,924	3,007,924
Treasury stock		(10,104)	(11,056)
Contributed surplus		2,620,799	2,616,593
Accumulated other comprehensive loss		(24,494)	(21,350)
Deficit		(2,310,453)	(1,948,569)
Total equity attributable to shareholders of the Company		3,283,672	3,643,542
Attributable to non-controlling interests		63,414	79,940
		3,347,086	3,723,482
		$4,628,930	$5,090,330

Guarantees, Commitments and Contractual Obligations (Notes 17, 24)
Contingencies (Note 25)
Approved on behalf of the Board of Directors
(Signed) John Webster        Director
(Signed) George Burns        Director

Date of approval: February 21, 2019

Please see the Consolidated Financial Statements dated December 31, 2018 for notes to the accounts.
11

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2018	Year ended December 31, 2017
Revenue
Metal sales	28	$459,016	$391,406

Cost of sales
Production costs	29	267,980	192,740
Inventory write-down	10	1,465	444
Depreciation and amortization		105,732	72,130
		375,177	265,314

Earnings from mine operations		83,839	126,092

Exploration and evaluation expenses		33,842	38,261
Mine standby costs		16,510	4,886
Other operating items		—	3,658
General and administrative expenses		46,806	54,574
Acquisition costs	6	—	4,270
Defined benefit pension plan expense	18	3,555	3,451
Share based payments	21	6,989	11,218
Impairment of property, plant, and equipment	13	447,808	—
Other write-down of assets		1,528	46,697
Foreign exchange loss (gain)		3,574	(2,382)
Loss from operations		(476,773)	(38,541)

Gain (loss) on disposal of assets		130	(462)
Gain on derivatives and other investments		665	27,425
Other income		16,151	17,575
Asset retirement obligation accretion	17	(2,038)	(2,006)
Interest and financing costs		(4,264)	(3,199)

Earnings (loss) from continuing operations before income tax		(466,129)	792
Income tax expense (recovery)	19	(86,498)	19,383
Loss from continuing operations		(379,631)	(18,591)
Loss from discontinued operations		—	(2,797)
Net loss for the year		$(379,631)	$(21,388)

Attributable to:
Shareholders of the Company		(361,884)	(9,935)
Non-controlling interests		(17,747)	(11,453)
Net loss for the year		$(379,631)	$(21,388)

Net loss attributable to shareholders of the Company:
Continuing operations		(361,884)	(7,138)
Discontinued operations		—	(2,797)
Shareholders of the Company		$(361,884)	$(9,935)

Weighted average number of shares outstanding (thousands)	30
Basic		158,509	150,531
Diluted		158,509	150,531

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(2.28)	$(0.07)
Diluted loss per share		$(2.28)	$(0.07)

Net loss per share attributable to shareholders of the Company - continuing operations:
Basic loss per share		$(2.28)	$(0.05)
Diluted loss per share		$(2.28)	$(0.05)

Please see the Consolidated Financial Statements dated December 31, 2018 for notes to the accounts.
12

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2018	Year ended December 31, 2017

Loss for the year		(379,631)	(21,388)
Other comprehensive loss:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities		(2,306)	(160)
Actuarial losses on defined benefit pension plans	18	(1,197)	(3,121)
Income tax recovery on losses on defined benefit pension plans		359	—
		(3,144)	(3,281)
Items that may be reclassified subsequently to earnings or loss:
Change in fair value of investments in equity securities		—	16,038
Income tax on change in fair value of investments in equity securities		—	(2,595)
Reclassification of the gain on equity securities on acquisition of Integra	6	—	(28,363)
Income tax on the gain on equity securities on acquisition of Integra	6	—	4,023
		—	(10,897)
Total other comprehensive loss for the year		(3,144)	(14,178)
Total comprehensive loss for the year		(382,775)	(35,566)

Attributable to:
Shareholders of the Company		(365,028)	(24,113)
Non-controlling interests		(17,747)	(11,453)
		(382,775)	(35,566)

Please see the Consolidated Financial Statements dated December 31, 2018 for notes to the accounts.
13

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2018	Year ended December 31, 2017
Cash flows generated from (used in):
Operating activities
Loss for the year from continuing operations		$(379,631)	$(18,591)
Items not affecting cash:
Asset retirement obligation accretion		2,038	2,006
Depreciation and amortization		105,732	72,130
Unrealized foreign exchange gain		704	(471)
Deferred income tax recovery		(118,839)	(19,849)
Loss (gain) on disposal of assets		(130)	462
Gain on derivatives and other investments		(665)	(27,425)
Impairment of property, plant and equipment	13	447,808	—
Other write-down of assets		1,528	46,697
Share based payments		6,989	11,218
Defined benefit pension plan expense		3,555	3,451
		69,089	69,628
Property reclamation payments		(5,536)	(3,097)
Severance payments		(2,299)	—
Changes in non-cash working capital	22	5,062	(35,755)
Net cash provided by operating activities of continuing operations		66,316	30,776
Net cash used by operating activities of discontinued operations		—	(2,797)

Investing activities
Net cash paid on acquisition of subsidiary	6	—	(121,664)
Purchase of property, plant and equipment		(274,070)	(309,133)
Capitalised interest	13	(36,750)	(36,750)
Proceeds from the sale of property, plant and equipment		7,882	252
Proceeds on pre-commercial production sales	13	48,868	38,200
Value added taxes related to mineral property expenditures, net		(1,261)	22,804
Investment in term deposits		(1,138)	(216)
Increase in restricted cash		(928)	(9,817)
Net cash used by investing activities of continuing operations		(257,397)	(416,324)

Financing activities
Issuance of common shares for cash		—	586
Dividend paid to shareholders		—	(10,610)
Purchase of treasury stock		(2,108)	(5,301)
Net cash used by financing activities of continuing operations		(2,108)	(15,325)

Net decrease in cash and cash equivalents		(193,189)	(403,670)
Cash and cash equivalents - beginning of year		479,501	883,171
Cash and cash equivalents - end of year		$286,312	$479,501

Supplementary cash flow information (Note 22)

Please see the Consolidated Financial Statements dated December 31, 2018 for notes to the accounts.
14

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2018	Year ended December 31, 2017
Share capital
Balance beginning of year		$3,007,924	$2,819,101
Shares issued upon exercise of share options, for cash		—	586
Transfer of contributed surplus on exercise of options		—	176
Shares issued on acquisition of Integra Gold Corp.	6	—	188,061
Balance end of year	20	$3,007,924	$3,007,924

Treasury stock
Balance beginning of year		$(11,056)	$(7,794)
Purchase of treasury stock		(2,108)	(5,301)
Shares redeemed upon exercise of restricted share units		3,060	2,039
Balance end of year		$(10,104)	$(11,056)

Contributed surplus
Balance beginning of year		$2,616,593	$2,606,567
Share based payments		7,266	12,241
Shares redeemed upon exercise of restricted share units		(3,060)	(2,039)
Transfer to share capital on exercise of options		—	(176)
Balance end of year		$2,620,799	$2,616,593

Accumulated other comprehensive loss
Balance beginning of year		$(21,350)	$(7,172)
Other comprehensive loss for the year		(3,144)	(14,178)
Balance end of year		$(24,494)	$(21,350)

Deficit
Balance beginning of year		$(1,948,569)	$(1,928,024)
Dividends paid		—	(10,610)
Loss attributable to shareholders of the Company		(361,884)	(9,935)
Balance end of year		$(2,310,453)	$(1,948,569)
Total equity attributable to shareholders of the Company		$3,283,672	$3,643,542

Non-controlling interests
Balance beginning of year		$79,940	$88,786
Loss attributable to non-controlling interests		(17,747)	(11,453)
Contributions from non-controlling interests		1,221	2,607
Balance end of year		$63,414	$79,940
Total equity		$3,347,086	$3,723,482

Please see the Consolidated Financial Statements dated December 31, 2018 for notes to the accounts.
15